

March 24, 2014

<u>Via E-mail</u>
Mr. Daryl Holcomb
Chief Financial Officer
Electronic Control Security Inc.
790 Bloomfield Avenue
Clifton, New Jersey 07012

  Re: Electronic Control Security Inc.
    Form 10-K for the Fiscal Year Ended June 30, 2013
    Filed October 16, 2013
    File No. 0-31026

Dear Mr. Holcomb:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Terry French for

        Larry Spirgel
        Assistant Director